VEDDER PRICE P.C. 222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 312-609-7500 FAX: 312-609-5005 CHICAGO • NEW YORK CITY • WASHINGTON, D.C. • ROSELAND, NJ

January 7, 2013

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Driehaus Mutual Funds (the “Trust”)

Post-Effective Amendment No. 63 under the

Securities Act of 1933 and Amendment No. 66 under the

Investment Company Act of 1940

File Nos. 333-05265 and 811-07655

To the Commission:

The Trust is transmitting electronically for filing pursuant to the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”) the Trust’s Post-Effective Amendment No. 63 under the 1933 Act to its Registration Statement on Form N-1A (Amendment No. 66 under the 1940 Act).

This Amendment is being filed pursuant to the conditions and requirements of Rule 485(a)(2) under the 1933 Act. The purpose of this Amendment is to add a new series, the Driehaus Event Driven Fund, to the Trust. This Amendment is intended to become effective on April 12, 2013.

If you have any questions or comments concerning this filing, please contact me at (312) 609-7732.

Very truly yours,

/s/ Jennifer M. Goodman
Jennifer M. Goodman